July 26, 2010

Ms. Amanda Ravitz

Branch Chief—Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Discover Card Execution Note Trust
Registration Statement on Form S-3
Filed June 9, 2010
File No. 333-167413

Dear Ms. Ravitz:

Discover Bank, as depositor for Discover Card Execution Note Trust and Discover Card Master Trust I, is pleased to respond to your letter dated July 1, 2010. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: We confirm that the depositor and all issuing entities previously established, directly or indirectly, by the depositor have been current and timely with Exchange Act reporting during the last twelve months. No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering.

2.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act rule 462(d) and Item 1100(f) of Regulation AB.

Response: The indenture, indenture supplement, pooling and servicing agreement and related series supplement for our notes and the collateral certificate have been filed in final form as part of the filing of our Registration Statement on Form S-3. It has been, and we confirm that it will continue to be, our practice to file the underwriting agreement for a particular issuance, in final form, promptly after the pricing of each transaction. In addition, we have filed forms of the terms documents for our transactions as part of the filing of our Registration Statement, and we believe those to be substantially complete other than with respect to deal-specific terms such as principal amount, interest rate and maturity dates. We typically file the final executed terms document on the same date as the closing of the related transaction.

We note that the Commission, in proposing significant amendments to Regulation AB, has stated, “We are proposing to revise Item 1100(f) of Regulation AB to explicitly state that the exhibits filed with respect to an ABS offering registered on Form SF–3 must be on file and made part of the registration statement at the latest by the date the final prospectus is required to be filed pursuant to Rule 424,” 75 Fed. Reg. 23328, 23388 (May 3, 2010), and has solicited comment on this proposal. We request that the Staff not impose this condition through this letter before the Commission has acted on this proposal after receiving and considering public comment.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.	Please note that a takedown off a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

The Master Trust Account, page S-27

General, page S-27

5.	We note your disclosure in the last sentence of the first paragraph of this section. Please confirm that any collateral certificate that the Discover Card Execution Note Trust acquires will comply with the requirements of Rule 190 of the Securities Act.

Response: We confirm that any collateral certificate that the Discover Card Execution Note Trust acquires will comply with the requirements of Rule 190 of the Securities Act.

Prospectus

The Discover Card Business, page 48

Collection Efforts and Charged-Off Accounts, page 51

6.	We note your disclosure that Discover Bank may enter into arrangements with customers which can include re-aging accounts. Please revise to provide bracketed form disclose indicating that you will provide data regarding the number of accounts designated for the master trust which have been re-aged in both the Summary of Terms and The Master Trust Accounts sections of the prospectus supplement.

Response: Item 1100(b) of Regulation AB provides guidance relating to the presentation of delinquency information and states, “describe how delinquencies, charge-offs and uncollectable accounts are defined or determined, addressing the effect of any grace period, re-aging, restructure, partial payments considered current or other practices on delinquency and loss experience.” In adopting Regulation AB, the Commission noted in reference to this provision that “[w]e believe this would include separate information on the amount of pool assets that had been previously re-aged, if material.” 70 Fed. Reg. 1506, 1545 (Jan. 7, 2005).

The Federal Financial Institutions Examination Council, or the FFIEC, has issued guidance relating to the re-aging of open-end retail accounts, and our re-aging policies comply with the FFIEC guidance. Given the strict parameters of the FFIEC guidance, the number of accounts affected by our re-aging policies is not material to the presentation of our delinquency or charge-off information and as such is not material to an investment decision related to the registered securities. Accordingly, at this time, we do not believe that inclusion of bracketed form disclosure will be meaningful to investors. However, we supplementally confirm to the Staff that, if such re-aging in the future becomes material, we will add to our disclosures any information then required by the Commission’s rules.

* * * * *

In connection with our response to the Staff’s comments, we acknowledge our understanding that the depositor and its management are responsible for the accuracy of the disclosures we have made. If we request acceleration of the registration statement, we will provide a written statement containing the points you have referenced in your letter.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (302) 323-7434 or Ellen Marks of Latham & Watkins LLP at (312) 876-7626.

Sincerely,

/s/ Michael F. Rickert
Michael F. Rickert
Vice President, Chief Financial Officer and Treasurer

cc:	Ms. Julie Rizzo, Securities and Exchange Commission

Ms. Ellen L. Marks, Latham & Watkins LLP

Christopher Greene, Esq., Discover Financial Services

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